833 EAST MICHIGAN STREET MILWAUKEE, WISCONSIN 53202 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

March 15, 2016

VIA EDGAR

Ms. Amy Miller

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontier Funds, Inc. (Registration Nos.: 333-7305; 811-07685)
Form N-1A – Frontier Funds, Inc. (the “Registrant” or the “Company”)

Dear Ms. Miller:

The purpose of this letter is to respond to oral comments received from you on February 25, 2016, regarding the registration statement on Form N-1A (the “Registration Statement”) filed by the Company on January 7, 2016, relating to the Service Class shares of certain series of the Company (the “Funds”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

General

1.

Comment:  Please incorporate any comments provided by the Staff with respect to the Registration Statement filed by the Company for the Frontier Silk Invest New Horizons Fund (the “Silk Fund”) as applicable to the Registration Statement for the Service Class shares of the Funds.

Response:  The Registrant has incorporated Comments 10-13, below, which were provided by the Staff with respect to your review of the Silk Fund’s Registration Statement.

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Ms. Amy Miller

U.S. Securities and Exchange Commission

Prospectuses

2.

Comment:  Please revise the second sentence in footnote 2 to the expense table to indicate that any recoupment by the applicable investment adviser of fees waived and/or expenses reimbursed within a three-year period from the time the expenses were incurred is subject to the expense limitation in place at the time of the recoupment.

Response:  The Registrant has revised footnote 2 to the expense table to clarify that any recoupment by the investment adviser is subject to the expense limitations in place at the time of the recoupment.

3.

Comment: Please confirm that the expense limitation agreements will be filed as an exhibit to the Registration Statement.

Response: Confirmed.

4.

Comment:  Please indent the numbers for the “Shareholder Servicing Fee” and “Additional Other Expenses” in the Expense Table so that the reader can compute the total other expenses and delete the last sentence from footnote 2 (“‘Other Expenses’ are presented before any waivers or expense reimbursements.’”)

Response:  The Registrant has deleted the last sentence from footnote 2.  The Registrant respectfully declines to indent the numbers that correspond to “Shareholder Servicing Fee” and “Additional Other Expenses” in the fee table because the subheadings are already indented and the Registrant believes the current presentation is clear to the reader.

5.

Comment:  The Prospectuses indicate the expense limitation agreements will be in place until October 31, 2017, with successive renewals of one year unless terminated by the investment adviser or the Company prior to any such renewal.  Please confirm the 3-year expense examples only reflect the expense limitation for the first year.

Response:  The Registrant responds by revising the Prospectuses to indicate the expense limitation agreements will be in place until October 31, 2018, with successive renewals of one year unless terminated by the investment adviser or the Company prior to such renewal.  Accordingly, the expense limitation is reflected in two years of the example.

6.

Comment:   The “Principal Investment Strategy and Related Risks” in the statutory prospectus for the Frontier Phocas Small Cap Value Fund (the “Phocas Fund”) states that the Phocas Fund may make “significant” investments in foreign securities denominated in U.S. dollars.  Please clarify how much the Fund may invest in foreign securities and consider adding disclosure about currency risk

Ms. Amy Miller

U.S. Securities and Exchange Commission

Response:  The same section of the Prospectus provides that the Phocas Fund may invest up to 20% of its net assets in ADRs or foreign securities that trade on U.S. exchanges.  While the Fund reserves the right to invest up to 20% in foreign securities, it does not intend to invest significantly in foreign securities as part of its principal investment strategy.  The word “significant” has been deleted.  Please note that the existing risk factor for “Foreign Securities Risks” includes currency-rate fluctuations among the risks applicable to investments in securities of foreign companies.

7.

Comment: With respect to the Frontier MFG Core Infrastructure Fund’s strategy of investing 80% of its net assets in equity securities of infrastructure companies, please clarify how the subadviser determines when a company’s “predominant” source of earnings is derived from infrastructure assets.

Response: As noted in the Prospectus, the Fund’s investment universe consists principally of companies whose predominant source of earnings is derived from infrastructure assets.

The Fund’s subadviser, MFG Asset Management, defines certain asset classes as infrastructure including:

•

Regulated energy utilities;

•

Regulated water utilities;

•

Toll roads;

•

Airports;

•

Ports;

•

Communications infrastructure; and

•

Social infrastructure.

When a company owns a mix of infrastructure and non-infrastructure assets, the company can be included in the core infrastructure portfolio provided that the earnings of the infrastructure part of the company consistently exceed 75% of total earnings.  Accordingly, “predominant” source of earnings means 75% or more.  The Registrant has added a statement to this effect in the statutory prospectus under “Principal Investment Strategy and Related Risks – Principal Investment Strategy.”

8.

Comment: With respect to the Frontier MFG Global Equity Fund (the “Global Equity Fund”) and the Frontier MFG Global Plus Fund (the “Global Plus Fund”), please clarify whether the Funds will invest in developed or emerging markets countries with respect to their foreign investments.

Response:  The Funds will invest in developed markets as part of their principal investment strategy.  The Company has added disclosure to the Prospectus to make this clear.  As noted in the Statement of Additional Information, each Fund may invest in

Ms. Amy Miller

U.S. Securities and Exchange Commission

ETFs that hold international equities, including securities of emerging market companies.

9.

Comment: Please conform the disclosure for the “Principal Investment Strategy” for the Global Equity Fund to the corresponding disclosure for the Global Plus Fund.

Response: Done.

10.

Comment: The discussion of management fees in the statutory Prospectus includes the following disclosure: “The expense cap agreement has the effect of lowering the overall expense ratio for the Fund and increasing the Fund’s overall return to investors during the time any such amounts are waived and/or reimbursed.”  Consider either deleting that sentence or adding disclosure to indicate that during any period which the investment adviser recoups fees under the expense cap agreement, the expense ratio for the Fund would increase, subject to the expense cap.

Response: The Registrant responds by adding disclosure to the “Management Fees” section that the expense cap agreement may have the effect of increasing the Fund’s overall expense ratio during periods where the investment adviser recoups previously waived or reimbursed expenses, subject to the expense limitation agreement in place at the time of the recoupment.

11.

Comment: Please confirm supplementally that each Fund will not invest greater than 15% of its net assets in illiquid securities.

Response: The Registrant confirms supplementally that each Fund will not invest greater than 15% of its net assets in illiquid securities.

Statement of Additional Information

12.

Comment: Given the proposed winding down of the U.S. Department of Treasury’s preferred stock purchase agreement with Fannie Mae and Freddie Mac, consider deleting the disclosure on page B-16 of the SAI describing the preferred stock purchase agreement.

Response: The Registrant responds by deleting the last two sentences of point “1.” under “Short-Term Fixed Income Securities” on page B-17-18.

13.

Comment: Please explain the relationship between Frontier Partners, Inc., Frontegra and the Company.  Please confirm supplementally that the compensation paid to Frontier Partners, Inc. under consulting agreements with the subadvisers is not contingent on the subadvisers acting as subadvisers for the Funds.

Response: Frontegra and Frontier Partners, Inc. are affiliated entities.  Frontegra serves as adviser to each series of the Company with the exception of the Frontier Timpani Small Cap Growth Fund.  Frontegra and Frontier Partners, Inc. are wholly-owned by

Ms. Amy Miller

U.S. Securities and Exchange Commission

William D. Forsyth, III.  The Registrant confirms supplementally that the compensation paid to Frontier Partners, Inc. is not contingent on a subadviser with whom Frontier Partners, Inc. has a contractual relationship serving as subadviser to a series of the Company.

*****

Please call me at 414.287.9517 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Ellen R. Drought

Ellen R. Drought

CC:

William D. Forsyth III

Elyce D. Dilworth